Exhibit 99.1

FF305 Page 1 of 7 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 08 June 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 05 June 2026 3,356,594,900 0 3,356,594,900 1). Repurchase of shares (shares repurchased and cancelled) Shares repurchased on April 1 to 2, 6 to 10, 13 to 17, 20 to 24 and 27 to 30, 2026 and May 1, 4 to 8, 11 to 13, 21 to 22 and 26 to 29, 2026 in US and cancelled on June 8, 2026 Date of changes 08 June 2026 -31,336,908 0.897 % USD 5.3611

FF305 Page 2 of 7 v 1.3.0 2). Other (please specify) Cancellation of two Class A ordinary share due to the surrender of share by a shareholder of the issuer for no consideration pursuant to the Share Surrender Deed entered into between the shareholder and the issuer on June 8, 2026 Date of changes 08 June 2026 -2 0% 3). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 08 June 2026 1,230,427 % Closing balance as at (Notes 5 and 6) 08 June 2026 3,326,488,417 0 3,326,488,417 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 22 May 2026 464,900 % HKD 43.0128 2). Repurchase of shares (or other securities) but not cancelled Date of changes 26 May 2026 353,400 % HKD 42.4386 3). Repurchase of shares (or other securities) but not cancelled Date of changes 27 May 2026 351,100 % HKD 42.7177 4). Repurchase of shares (or other securities) but not cancelled Date of changes 28 May 2026 353,300 % HKD 42.4549 5). Repurchase of shares (or other securities) but not cancelled Date of changes 29 May 2026 344,000 % HKD 43.4567 6). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2026 225,800 % HKD 44.2016 7). Repurchase of shares (or other securities) but not cancelled Date of changes 01 June 2026 351,294 % USD 5.6932

FF305 Page 3 of 7 v 1.3.0 8). Repurchase of shares (or other securities) but not cancelled Date of changes 02 June 2026 221,700 % HKD 45.0078 9). Repurchase of shares (or other securities) but not cancelled in US Date of changes 02 June 2026 347,457 % USD 5.7561 10). Repurchase of shares (or other securities) but not cancelled in HK Date of changes 03 June 2026 225,300 % HKD 44.1933 11). Repurchase of shares (or other securities) but not cancelled in US Date of changes 03 June 2026 356,109 % USD 5.6162 12). Repurchase of shares (or other securities) but not cancelled in HK Date of changes 04 June 2026 232,500 % HKD 42.9365 13). Repurchase of shares (or other securities) but not cancelled in US Date of changes 04 June 2026 360,564 % USD 5.5469 14). Repurchase of shares (or other securities) but not cancelled in HK Date of changes 05 June 2026 234,600 % HKD 42.572 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange No Stock code (if listed) N/A Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 31 May 2026 137,181,078 0 137,181,078

FF305 Page 4 of 7 v 1.3.0 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 08 June 2026 -1,230,427 % Closing balance as at (Notes 5 and 6) 08 June 2026 135,950,651 0 135,950,651 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,493,775,978 shares (comprising 3,356,594,900 Class A ordinary shares and 137,181,078 Class B ordinary shares).

FF305 Page 5 of 7 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 6 of 7 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Not applicable

FF305 Page 7 of 7 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)